SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June, 2007	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: June 18, 2007	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 07-018 dated June 18, 2007

2	Press Release # 07-019 dated June 18, 2007

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium signs ammonia offtake agreement for Faustina solid carbon gasification project	07-018
Date:  June 18, 2007

Contact:
Investor/Media Relations:
Richard Downey
Senior Director, Investor Relations
Phone: (403) 225-7357

Christine Gillespie
Manager, Investor Relations
Phone: (403) 225-7437

ALL AMOUNTS ARE STATED IN U.S.$	Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has signed a 15-year offtake agreement with Faustina Hydrogen Products LLC (FHP). The offtake agreement provides Agrium with competitively priced nitrogen for our customers with strategic access to all modes of transport to domestic customers, including barge, pipeline and rail as well as deep-water access for possible exports. The agreement provides that Agrium will purchase 40 percent of the approximately 1.3 million tons of anhydrous ammonia that would be produced annually as part of the gasification facility. Agrium also has the option to obtain a sufficient supply of carbon dioxide for the potential development of a large-scale facility for upgrading ammonia to UAN/urea. The agreement is subject to various conditions, including among others, the ability by FHP to obtain adequate financing to construct the facility and the successful completion and startup of the project. Assuming financing is obtained prior to the end of the calendar year, FHP expects the project to be in operation by late 2010.
About Agrium
Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, FHP’s ability and plans to complete project financing as anticipated, changes in development plans, capital construction costs, construction progress, and potential delays in building the facility and related infrastructure, availability of equipment and labor, performance of other parties, risks associated with technology, general economic, market and business conditions, weather conditions, regional and global prices and availability of feedstock, actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium optimistic about second quarter results	07-019
Date:  June 18, 2007

Contact:
Investor/Media Relations:
Richard Downey
Senior Director, Investor Relations
Phone: (403) 225-7357

Christine Gillespie
Manager, Investor Relations
Phone: (403) 225-7437

ALL AMOUNTS ARE STATED IN U.S.$	Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) today said that it expects second quarter results to be at, or slightly above, the upper end of its previously provided guidance range of $1.45 to $1.55 diluted earnings per share.
“Although the quarter is not over, we are seeing an extended application season and increased side-dress activity supporting both our Retail and Wholesale operations, and as a result are optimistic about second quarter results,” said Mike Wilson, Agrium President and CEO.
About Agrium
Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
The major assumptions made in monitoring our second quarter guidance include, but are not limited to:
•	our retail fertilizer sales volumes and margins above 2006 levels for the second quarter;

•	second quarter wholesale sales volume above 2006 levels;

•	a continuation of tight world fertilizer markets which will support higher prices and margins on wholesale sales volumes;

•	weather patterns that continue to support a longer than normal fertilizer application season in most North American regions;

•	no major plant shutdowns or outages at our wholesale manufacturing facilities during the second quarter;

•	the Argentine urea price cap to growers of $300 per tonne continuing through the second quarter;

•	the average NYMEX gas price for the second quarter approximating $7.60/MMBtu;

•	the exchange rate for the Canadian dollar, expressed in U.S. dollars, averaging C$1.10 to U.S.$1.00 for the second quarter;

•	realized synergies relating to the acquisition of Royster-Clark consistent with amounts previously disclosed; and,

•	stock-based compensation expenses in the second quarter reflecting the impact of continued strengthening in Agrium’s stock price and performance.
Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.